400,000

DEPARTURES...

EXPRESSJET
2004 ANNUAL REPORT





AND GROWING.



in most locations, valet luggage service and a seating configuration that provides customers with only window or aisle seating. One fleet type with almost 100 percent commonality from the engines to the flight deck, producing cross-utilization opportunities, economies of scale and efficiencies and allowing us to exceed our 2004 financial objectives – all while reducing the unit cost for our services and improving our reliability.


Departures
Thursday March 10, 2005 10:41A

13 MILLION
PASSENGERS...



Each of our 1,175 average daily departures during 2004 started with one ExpressJet customer service agent checking in one of the 13 million passengers we carried this year. One ground crew loading the plane and ensuring performance at or near the top of the Department of Transportation's rankings of regional carriers for on-time departures, customer complaints and mishandled bags. One flight crew commanding the plane and reaching one of our 148 destinations. One flight attendant delivering an individual, seamless service

AND COUNTING.



THE VIEW FROM 35,000 FEET

In the three years since our initial public offering, ExpressJet has grown to become the largest regional airline in the world and the one regional airline featured in Fortune's list of "America's Most Admired Companies" for 2004. We work with one goal in mind: to efficiently and economically provide exceptional regional jet service to the communities we serve.

245

JET AIRCRAFT...



BUT IT ALL STARTS WITH ONE:

One plane out of the ExpressJet fleet of 245 aircraft. One ERJ-145XR capable of 1,500 nautical miles, uniting communities such as Bakersfield, California, St. John's, Newfoundland or Huatulco, Mexico. Aircraft equipped with advanced technology and certifications that aid our operation in challenging weather conditions, as well as enabling more cost-effective operations at higher flight levels. One seamless service experience for our partner's passengers: leather seating, in-flight meal and beverage service capabilities, jet-bridge loading


Departures
Thursday March 10, 2005 10:41A

AND EXPANDING.



experience, while ensuring passenger safety. One dispatcher following the aircraft and providing vital weather and flight information. One mechanic working to achieve a 99.87 percent maintenance completion factor. One support team training, scheduling, accounting for and providing resources each and every day. It starts with one, but it takes all of our 6,700 employees to operate the largest regional airline in the world.

OVER

$1.5 BILLION...


ExpressJet
Continental Express

Our focus on cost containment and reliability synchronizes ExpressJet's objectives with our partner's and provides a foundation for an enduring relationship as Continental's one provider of regional jet feed. While increasing earnings 13.5 percent year-over-year in 2004, our cost per available seat mile and controllable completion factor improved 6.7 percent and 0.1 point, respectively, during the same period. Our efforts to become more efficient and cost-competitive are concurrent with our concentration on improving the





AND TRENDING UPWARD.



reliability of our aircraft. The benefits of this include a number one ranking for 2004 in air carrier caused delays, meaning we had the fewest cancellations or delays due to circumstances within our control among all Department of Transportation reporting carriers and $11.5 million in incentive payments during the year.



ONE

COMMON GOAL...

As ExpressJet begins 2005, our entire organization continues to focus on one goal – providing stockholder value by offering the most efficient and reliable regional jet service to our partners, and to our passengers. We believe concentrating on this goal will allow us to seek opportunities that leverage our internal strengths to develop and implement future business strategies.

SELECTED FINANCIAL DATA

Financial Summary

(All figures in thousands, except per share data)	Fiscal Year Ended December 31, 2004	2003	2002	2001	Percent Change 2004-2003	2003-2002	2002-2001
FINANCIAL							
Revenues	$1,507,524	$1,311,443	$1,089,099	$ 980,473	15.0%	20.4%	11.1%
Operating Margin	13.6%	13.9%	13.6%	10.3%	(0.3pts)	0.3pts	3.3pts
Net Income Applicable to							
Common Shareholders	$ 122,771	$ 108,181	$ 84,280	$ 48,074	13.5%	28.4%	75.3%
Basic Earnings per Share	$ 2.26	$ 1.80	$ 1.38	$ 0.89	25.6%	30.4%	55.1%
Diluted Earnings per Share	$ 2.04	$ 1.74	$ 1.38	$ 0.89	17.2%	26.1%	55.1%
Basic Shares Used for							
EPS Calculation	54,220	60,026	61,068	54,000	(9.7%)	(1.7%)	13.1%
Diluted Shares Used for							
EPS Calculation	61,779	63,062	61,069	54,000	(2.0%)	3.3%	13.1%
OPERATING							
Revenue Passenger Miles (millions)	7,417	5,769	3,952	3,388	28.6%	46.0%	16.6%
Available Seat Miles (millions)	10,410	8,425	6,219	5,437	23.6%	35.5%	14.4%
Passenger Load Factor	71.3%	68.5%	63.5%	62.3%	2.8pts	5.0pts	1.2pts
Operating Cost per							
Available Seat Mile (cents)	12.51	13.41	15.14	16.18	(6.7%)	(11.4%)	(6.4%)
Departures	405,055	353,547	314,934	315,812	14.6%	12.3%	(0.3%)
Block Hours	729,698	593,387	494,830	509,734	23.0%	19.9%	(2.9%)
Utilization	8 hrs 31 min	7 hrs 47 min	7 hrs 38 min	8 hrs 00 min	9.2%	2.1%	(4.6%)
Controllable Completion Factor	99.9%	99.8%	99.9%	99.1%	0.1pts	(0.1)pts	0.8pts
Completion Factor	98.4%	98.2%	99.0%	95.2%	0.2pts	(0.8)pts	3.8pts

Cash, Restricted Cash and Short-term Investments



$250,000
$200,000
$150,000
$100,000
$50,000
$0
71,877
120,930
193,092
215,151
2001
2002
2003
2004

Total Fleet



250
200
150
100
50
0
Aircraft
137
170
188
188
224
224
245
245
2001
2002
2003
2004
Regional Jets
Total Fleet

Debt



$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
522,312
330,512
352,401
257,168
2001
2002
2003
2004

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THIS DISCUSSION AND ANALYSIS, AS WELL AS THE FINANCIAL STATEMENTS AND NOTES THAT FOLLOW, HAVE BEEN CONDENSED FROM THE FULL DISCUSSION AND ANALYSIS, FINANCIAL STATEMENTS AND NOTES INCLUDED IN OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004 ("10-K") AND THE PROXY STATEMENT FOR OUR 2005 ANNUAL MEETING OF STOCKHOLDERS ("PROXY STATEMENT").

We are the largest operator of regional jets and the largest regional airline in the world based on available seat miles. As of January 31, 2005, we offered scheduled passenger service with an average of 1,175 daily departures to approximately 148 cities in 40 states, the District of Columbia, Mexico, Canada and the Caribbean. We provide Continental Airlines, Inc. ("Continental") substantially all of its regional jet service out of New York/Newark, Houston and Cleveland and additional non-hub service.

General information about us, including our Corporate Governance Guidelines and the charters for the principal standing committees of our board of directors, can be found at our website, *www.expressjet.com*. Our board of directors has adopted a code of ethics entitled "Principles of Conduct", which applies to all our employees, officers and directors. Copies of this code can also be found at our website. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other filings with the SEC, as well as any amendments and exhibits to those reports, are available free of charge through our website as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into our Form 10-K or our other securities filings and is not part of them.

This summary condensed annual report contains forward-looking statements that are not limited to historical facts, but reflect our current beliefs, expectations or intentions regarding future events. All forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. For examples of those risks and uncertainties, please see the cautionary statements contained in Item 1. "Business—Risk Factors" of our 10-K. We undertake no obligation to update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of that report.

OVERVIEW

WHERE WE ARE...

We receive substantially all of our revenue from Continental under our capacity purchase agreement, pursuant to which Continental purchases all of our capacity and pays us specified rates per scheduled block hour by aircraft type, together with certain incentive payments and reimbursements. Please see Note 2 in Notes to Condensed Consolidated Financial Statements for a more detailed description of this agreement.

Our goal is to increase earnings and cash flow by focusing on operating costs and reliability. Our success to date is evidenced by the slower growth in our operating costs than in our level of operations, all while adding more complexity to our network, increasing capacity and achieving a 99.9% controllable completion factor. We have achieved these results through fleet commonality, employment of cost-effective technologies and sizeable investments in training resources.

Fleet. The following table shows our current fleet, our purchase commitments and option aircraft as of December 31, 2004:

Type	Total Aircraft	Leased	Firm Orders	Options	Seats in Standard Configuration
ERJ-145XR	75	75	29	100	50
ERJ-145	140	140	—	—	50
ERJ-135	30	30	—	—	37
Total	245	245	29	100	

Labor. As of January 31, 2005, approximately 70% of our employees were covered by collective bargaining agreements. In 2004, we finalized the collective bargaining agreements with our pilots, mechanics and dispatchers. The following table provides information related to our principal collective bargaining agreements and their respective amendable dates as of January 31, 2005:

Employee Group	Approximate Number of Employees	Representing Union	Contract Amendable Date
Pilots and Instructors	2,400	Air Line Pilots Association, International	December 2008
Mechanics	1,000	International Brotherhood of Teamsters	August 2009
Flight Attendants	1,200	International Association of Machinists and Aerospace Workers	December 2004
Dispatchers	80	Transport Workers Union of America	July 2009

We are currently engaged in labor negotiations with our flight attendants. At this time we cannot predict the outcome of these negotiations. Our other employees are not covered by collective bargaining agreements.

Relationship with Continental. Continental currently owns 19.7% of our common stock, has designated one member of our board of directors pursuant to its share of Special Voting Preferred Stock and remains in a position to influence many of our corporate decisions. Continental has indicated that it intends to dispose of some or all of its remaining interest in our common stock, subject to market conditions. Based on current information and our capacity purchase agreement with Continental, we do not believe that Continental's disposition of its remaining ownership interest in us will have an adverse impact on our results of operations or financial position.

Rate Resetting Process under the Capacity Purchase Agreement. Pursuant to the capacity purchase agreement, new rates are established annually beginning in 2005. We completed the rate negotiations for 2005 and amended the capacity purchase agreement with respect to certain matters, including capping the ceiling on our operating margin defined in the agreement at 10.0%. We will also include previously unreconciled costs such as actual labor cost performance in the calculation of this new ceiling. Additionally, we are only required to pay Continental a penalty for controllable completion factors below 99.5% instead of using our rapidly rising historical benchmark, which is expected to exceed 99.5% by 2006. We expect our operating margin for 2005 and beyond to be approximately 10.0%.

Had the ceiling for the operating margin as defined in the capacity purchase agreement been capped at 10.0% and previously unreconciled costs been included in this calculation during 2004, our operating income in 2004 would have been reduced by approximately $58.9 million.

In addition, as part of the 2005 rate resetting and as a result of Continental's cost-saving initiatives, the cost for Continental to provide certain customer services to us such as, technology infrastructure, ground handling and various other services, will be reduced by approximately $5 million, $23 million and $19 million, respectively, in 2005. As these are fully reconciled costs, we expect our operating income in 2005 to be reduced by approximately $5 million as a result of these cost reductions.

New Venture. We recently made a minority investment in a European start-up company that seeks to provide regional jet services to European air carriers. The company is currently attempting to market this concept, but is not yet a certificated airline and has no firm commitments from any air carriers. We are analyzing the implications of the Financial Accounting Standards Board Interpretation 46 – "Consolidation of Variable Interest Entities" at this time and expect to consolidate the results of operations and financial condition of this entity in 2005.

WHERE WE ARE GOING...

We seek to enhance stockholder value by providing the most efficient and reliable regional jet service. This tactical focus on costs and reliability generated improved earnings and strengthened our relationship with Continental. As the airline industry continues to experience one of its most difficult periods, we believe this strategy has served us well over the past 12 months and will do so in the future. We exceeded our 2004 financial objectives while at the same time lowering Continental's cost and improving our reliability.

Our goal is to enhance our stockholders' long-term value through:

- containing our costs;
- maintaining the reliability of our service; and
- strengthening our balance sheet by lowering our debt obligations and increasing cash to help position us for new opportunities.

Operational Guidance for 2005. Assuming aircraft utilization similar to 2004, we currently expect our block hours to increase by approximately 10% to 12% and our available seat miles ("ASMs") to increase by approximately 11% to 13% as compared to 2004. However, since Continental controls and is responsible for our scheduling, our actual performance can be materially different from our estimates. We also expect our fleet to total 266 aircraft by December 31, 2005, which includes the delivery of 21 new aircraft during 2005 (four of which were delivered as of March 15, 2005).

Outlook. Despite our efforts to contain costs and improve reliability, we are directly affected by the financial and operational stability of Continental because we depend on Continental's ability to make payments to us under our capacity purchase and other agreements. See detailed discussion of Continental's financial outlook in "Continental's Outlook" in Note 2 of the Notes to Condensed Consolidated Financial Statements included elsewhere in this report.

Risk Factors. Our actual results of operations and financial condition may vary materially from those anticipated, estimated or projected by us. Among the key factors that may have an adverse effect on our operating results and financial condition are those set forth below:

- We depend on the financial and operational stability of Continental;
- Our capacity purchase agreement with Continental may be terminated;
- If Continental terminates our capacity purchase agreement, we may lose access to all of our aircraft, facilities and regulatory authorizations, as well as any services that Continental provides to us;
- Continental could reduce the level of its commitment under our capacity purchase agreement;
- Our annual rate resetting process under the capacity purchase agreement with Continental may result in arbitration or cause our margins under the capacity purchase agreement to decline;
- We may not be successful in implementing any growth strategy;
- Continental may compete with us;
- Continental's stock ownership enables it to influence us;
- Our tax agreement with Continental increases our exposure to its financial health;
- We may be unable to obtain all of the aircraft, parts or related support services we expect from Empresa Brasileira de Aeronautica S.A. ("Embraer") to operate our fleet;
- Maintenance costs will likely increase as the average age of our fleet increases;
- The highly competitive nature of the airline industry, as well as potentially substantial consolidation in the industry, could adversely affect us;
- We compete with both low-cost carriers and other regional carriers, and our cost structure may not be competitive;
- Terrorist activities or warnings have dramatically impacted and will likely continue to impact our business;
- We have significant contractual obligations and may not be able to generate sufficient cash flow or otherwise raise funds to make required payments or pursue other business opportunities;
- Our business is subject to extensive government regulation and we may incur additional costs to comply with such regulations;
- We may be adversely affected by factors beyond our control, including weather conditions and the availability and cost of fuel; and
- Our operations and financial condition could be adversely affected as a result of an aviation accident.

For detailed discussion of each of the risks listed above, please see Item 1. "Business—Risk Factors" of our 10-K.

CRITICAL ACCOUNTING ESTIMATES

See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 10-K (Item 7) or Proxy Statement for a detailed description of our critical accounting estimates.

RESULTS OF OPERATIONS AND ANALYSIS

STATISTICAL INFORMATION

The following table provides an analysis of statistical information for each of the two years ended December 31, 2004 and 2003:

	2004	Increase/(Decrease) 2004-2003	2003
Operating Statistics:			
Revenue passenger miles (millions)[1]	7,417	28.6%	5,769
Available seat miles (millions)[2]	10,410	23.6%	8,425
Passenger load factor[3]	71.3%	2.8pts	68.5%
Operating cost per available seat mile (cents)[4]	12.51	(6.7%)	13.41
Block hours[5]	729,698	23.0%	593,387
Operating cost per block hour (dollars)[6]	1,784	(6.3%)	1,903
Departures	405,055	14.6%	353,547
Average price per gallon of fuel, including fuel taxes (cents)	71.20	0.2%	71.04
Fuel gallons consumed (millions)	262.8	21.8%	215.8
Average length of aircraft flight (miles)	528	7.5%	491
Average daily utilization of each aircraft (hours)[7]	8.51	9.2%	7.79
Controllable completion factor[8]	99.9%	0.1 pts	99.8%
Completion factor	98.4%	0.2pts	98.2%
Actual aircraft in fleet at end of period	245	9.4%	224
Revenue passengers (thousands)	13,659	20.1%	11,373

(1) Revenue passenger miles are the number of scheduled miles flown by revenue passengers.

(2) Available seat miles are the number of passenger seats available multiplied by the number of scheduled miles those seats are flown.

(3) Passenger load factor equals revenue passenger miles divided by available seat miles.

(4) Operating cost per available seat mile equals operating expenses divided by available seat miles.

(5) Block hours are the hours from gate departure to gate arrival.

(6) Operating cost per block hour equals operating expenses divided by block hours.

(7) The average number of hours per day that an aircraft flown in revenue service is operated (from gate departure to gate arrival).

(8) Controllable completion factor is the actual number of completed flights, plus flights cancelled due to weather condition and air traffic control, divided by the number of scheduled flights.

We monitor the foregoing statistical information closely to ensure that we are continually focused on our operational efficiencies and cost control.

COMPARISON OF 2004 TO 2003

General. Our operating income in 2004 reflected a 13.6% operating margin, compared with an operating margin of 13.9% in 2003. The 2004 operating margin included the benefits of cost savings and $11.5 million in performance incentive payments under our capacity purchase agreement. The incentive payments are primarily based on the current controllable completion factor compared to a historical controllable completion factor benchmark. Because the historical rates are measured on a rolling monthly average, higher controllable completion factors result in higher incentive payments in the near term but reduce our opportunity to earn incentive payments in the future. Our controllable completion factor in 2004 was 99.9% and our historical benchmark completion factor was 98.9% for the same period.

Under the capacity purchase agreement, a substantial portion of our costs is reconciled for differences between our actual costs and the estimated costs included in our block hour rates at a 10.0% operating margin. In addition, certain costs generally controllable by us are reconciled to allow us to operate within our operating margin as defined in the capacity purchase agreement ("prevailing margin") of 8.5% to 11.5%. If our prevailing margin (before any reconciliation payments) falls outside our margin band of 8.5% or 11.5%, our revenue will be adjusted to bring us back to our floor or cap. In 2004 and 2003, our actual costs were lower than the estimates used in the block hour rates; consequently, our prevailing margin (before reconciliation payments) exceeded 11.5%. The lower costs were primarily due to lower maintenance, materials and repair and passenger servicing expenses. Our reconciliation payments to Continental totaled $61.0 million and $30.1 million for 2004 and 2003, respectively.

Operating Expenses. As our operations have grown, our direct labor groups such as pilots, flight attendants, mechanics, dispatchers and customer service agents have increased proportionally. This larger work force and increases in wage rates under some of our collective bargaining agreements increased our wages, salaries and related costs by $20.3 million in 2004. Increases related to our non-direct labor groups such as clerical and management positions were approximately $4.2 million in 2004. We also incurred approximately $8.1 million in additional employee benefit costs in 2004 due to increases in medical benefit costs, workers' compensation, payroll taxes and 401(k) expenses.

In the future, we anticipate our wages, salaries and related costs will be affected by the following factors:

- expected growth of our operations;
- projected increases in health and medical benefit costs and other incentives to our employees, such as 401(k) expenses;
- expected expenses related to the fair value of stock compensation beginning in July 2005, as required by Statement of Financial Accounting Standard No. 123 (Revised 2004) — "Share-Based Payments"; partially offset by
- reduced non-direct labor costs of approximately $3.8 million annually as a result of our elimination of 10% of our management and clerical positions through staff reductions and the withdrawal of unfilled positions in August 2004.

The increase in our aircraft fuel expense in 2004 was mainly due to a 21.8% increase in fuel consumption as a result of a 23.0% increase in block hours, which was partially offset by our jets' more efficient fuel burn. Our actual price of fuel, including taxes, in 2004 and 2003 was 71.2 cents and 71.0 cents per gallon, respectively. Under the capacity purchase agreement and the related fuel purchase agreement with Continental, we incur a fuel price and fuel tax equal to the lower of the actual cost of fuel and fuel tax or the agreed-upon caps. Beginning in 2003, until the termination of these agreements, caps on fuel and fuel tax are 66.0 cents and 5.2 cents per gallon, respectively.

Approximately $29.3 million of the increase in maintenance, materials and repairs during 2004 was due to a 21.5% increase in flight hours and a 14.0% increase in rate-per-flight-hour related to our power-by-the-hour contracts. The rate-per-flight-hour increase is mainly attributed to a higher number of power-by-the-hour contracts in place during 2004. For the year ended December 31, 2004, approximately 10% more of our maintenance, materials and repairs cost consisted of power-by-the-hour expense versus the same period in 2003. As a result of the increased coverage under our power-by-the-hour contracts, our airframe, avionics and engine component repair and replacement costs decreased by approximately $7.0 million. Despite the increase in the cost of our power-by-the-hour contracts, as well as general maintenance expense and overhead to support the continuing growth and aging of our fleet, our maintenance, material and repair cost per flight hour decreased by 2.4% for the year ended December 31, 2004 versus the same period in 2003. We expect our future maintenance, materials and repair expenses, adjusted for volume and further fleet aging, to mirror our current cost structure.

The decrease in other rentals and landing fees in 2004 was primarily due to a $21.3 million decrease in our terminal facility rents at Continental's hub stations as a result of an amendment to our master facility and ground handling agreement in November 2003. This decrease was partially offset by higher facility rent in non-hub stations of approximately $2.2 million, as the number of stations in which we operate increased. In addition, our landing fees in 2004 increased by $10.7 million as a result of a 15.0% increase in landing weights and a 8.4% increase in landing fee rates.

The increase in other operating expenses was mainly due to the following:

- $7.1 million increase in property taxes, primarily due to fleet growth;
- $5.7 million increase in crew-related charges, such as per diem and hotel cost, as a result of increased flight operations and flight training activities;
- $4.0 million charge for the settlement of a claim by Continental for indemnification under the capacity purchase agreement as described in Note 8 of the condensed financial statements;
- $3.4 million charge for the final settlement of a $6.7 million receivable related to our spin-off from Continental in 2002 as described in Note 9 of the condensed financial statements;
- $2.8 million increase in passenger screening fees primarily because we no longer receive relief for security fees under the Emergency Wartime Supplemental Appropriation Act of 2003 in 2004; and
- $1.9 million payment to Continental to purchase an engine we damaged beyond repair as described in Note 8 of the condensed financial statements.

FUTURE COSTS

We remain committed to providing competitively priced service by controlling our costs; however, we believe that our costs may still increase in the future due to:

- changes in wages, salaries and related fringe benefit costs, as described above;
- changes in the costs of materials and outside services;
- changes in governmental regulations, insurance and taxes affecting air transportation and the costs charged for airport access, including new security requirements;
- fleet age;
- higher aircraft ownership costs as new aircraft are delivered, to the extent these aircraft are not covered by the capacity purchase agreement or if Continental were to declare bankruptcy or otherwise default under the current financing arrangements; and
- changes in the cost of services provided by Continental at fixed rates under our capacity purchase and other agreements, which may be renegotiated. Under these agreements, if we cannot reach an agreement with Continental, the dispute will be submitted to a third party for arbitration.

In the short-term, higher costs would generate higher revenues; however, in the long-run, failure to control our costs would prevent us from remaining competitive and limit our opportunities to attract additional partners or to take advantage of opportunities as they present themselves.

LIQUIDITY AND CAPITAL COMMITMENTS

SOURCES AND USES OF CASH

Our primary source of liquidity is cash flow from our operations. For the years ended December 31, 2004 and 2003, our operations provided $153.6 million and $230.7 million, respectively, in cash flow. As of December 31, 2004 and 2003, we also had $6.3 million and $3.2 million of restricted cash, respectively, which is used as collateral for our workers' compensation coverage. The $77.1 million decrease in our cash flow from operations was primarily because we paid our pilots the wages we had accrued since October 2001 as a result of the finalization of our collective bargaining agreement in 2004. In addition, our tax payments in 2004 under our tax agreement with Continental were significantly higher than payments made in 2003 primarily as a result of our net operating loss utilization.

In 2004 and 2003, we spent $38.9 million and $49.1 million, respectively, on flight and ground equipment to support our fleet deliveries and the increase in our flight schedules under our capacity purchase agreement with Continental.

Long-term Debt. We did not enter into any new financing transactions in 2004. We made the quarterly principal and interest payments on our note payable to Continental to the extent required on March 31, June 30, September 30 and December 31, 2004, net of prepayments made in prior periods. These payments totaled $71.8 million, of which $67.4 million was related to the principal. Additionally, in September 2004, we made a voluntary prepayment totaling $27.0 million, which reduced our required quarterly principal and interest payments for March 31, 2005. We currently expect to pay off this obligation by March 2006.

In 2004, we made principal and interest payments in the amount of $1.4 million on our loan agreement with Export Development Canada ("EDC"), of which $0.9 million was related to principal. As of December 31, 2004, the balance on this loan agreement was $16.2 million. In addition, we made the required dividend and interest payments in 2004 on our Series A Cumulative Mandatorily Redeemable Preferred Stock of ExpressJet Airlines, Inc. ("Series A Preferred Stock") and our 4.25% senior convertible notes due 2023 totaling $6.7 million. We currently expect to call the Series A Preferred Stock in April 2005, the earliest date on which this instrument is callable by us.

See "Notes to Consolidated Financial Statements — Note 5", "— Note 6", "— Note 7" and "— Note 8" in our 10-K (Item 8. "Financial Statements and Supplementary Data") and our Proxy Statement for detailed descriptions of our leases and long-term debt obligations.

Aircraft Leases. We have significant lease and sublease obligations for aircraft that are classified as operating leases and are not reflected as assets and liabilities on our balance sheet. These leases expire between 2013 and 2021. As of December 31, 2004, our expected total minimum annual rental payments for 2005 under current and future non-cancelable aircraft operating leases are approximately $308.7 million. Over 90% of our aircraft are leased directly by Continental from third parties and subleased by Continental to us. If Continental were to default under these leases, our ability to retain access to the aircraft could be adversely affected. See more detailed description of our risks related to our aircraft leases under Item 1. "Business — Risk Factors" in our 10-K.

CONTRACTUAL OBLIGATIONS, COMMERCIAL COMMITMENTS AND OTHER CONTINGENT LIABILITIES

Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Commitments – Contractual Obligations and Commercial Commitments" in our 10-K (Item 7) or Proxy Statement for a tabular summary of the expected effect our material debt, capital leases, operating leases and other contractual obligations have on our future cash flows as of December 31, 2004. In addition, please see detailed discussion of other contingent liabilities or commitments in Note 8 in the Notes to Condensed Consolidated Financial Statements included elsewhere in this report.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)	YEAR ENDED DECEMBER 31, 2004	2003	2002
Operating Revenue	$ 1,507,524	$ 1,311,443	$ 1,089,099
Operating Expenses:			
Wages, salaries and related costs	319,159	283,290	237,307
Aircraft rentals	281,455	249,094	199,160
Aircraft fuel and related taxes	187,088	153,271	108,559
Maintenance, materials and repairs	154,027	130,079	97,220
Other rentals and landing fees	87,602	95,032	89,114
Ground handling	105,742	89,566	74,083
Outside services	29,299	28,885	23,022
Depreciation and amortization	23,537	20,421	29,787
Aircraft related and other insurance	9,373	6,781	17,980
Security fee reimbursement	—	(3,034)	—
Other operating expenses	104,815	76,081	65,087
	1,302,097	1,129,466	941,319
Operating Income	205,427	181,977	147,780
Nonoperating Income (Expense):			
Interest expense	(11,841)	(9,962)	(14,042)
Interest income	3,673	2,118	3,553
Capitalized interest	581	1,032	961
Other, net	164	38	354
	(7,423)	(6,774)	(9,174)
Income before Income Taxes and Dividends	198,004	175,203	138,606
Income Tax Expense	75,233	66,670	53,822
Income before Dividends	122,771	108,533	84,784
Dividends on Mandatorily Redeemable Preferred Stock of Subsidiary	–	(352)	(504)
Net Income	$ 122,771	$ 108,181	$ 84,280
Basic Earnings per Common Share	$ 2.26	$ 1.80	$ 1.38
Diluted Earnings per Common Share	$ 2.04	$ 1.74	$ 1.38
Shares Used in Computing Earnings per Common Share:			
Basic	54,220	60,026	61,068
Diluted	61,779	63,062	61,069

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)	DECEMBER 31, 2004	2003
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 190,189	$ 176,242
Restricted cash	6,312	3,200
Short-term investments	18,650	13,650
Accounts receivable, net	5,360	4,510
Spare parts and supplies, net	27,061	25,538
Prepayments and other	5,622	10,400
Total Current Assets	253,194	233,540
Property and Equipment, net	261,825	247,152
Reorganization Value In Excess of Amounts Allocable to Identifiable Assets, net	12,789	12,789
Airport Operating Rights, net	4,192	4,443
Other Assets, net	10,786	12,247
Total Assets	$ 542,786	$ 510,171
LIABILITIES AND STOCKHOLDERS' EQUITY(DEFICIT)		
Current Liabilities:		
Current maturities of long-term debt and capital leases	$ 1,708	$ 2,660
Current maturities of note payable to Continental Airlines, Inc.	81,415	67,112
Accounts payable	635	4,678
Amounts due to Continental Airlines, Inc., net	11,239	5,588
Deferred income taxes	13,473	30,433
Accrued other liabilities	97,910	108,341
Total Current Liabilities	206,380	218,812
Long-term Debt and Capital Leases	159,304	160,963
Note Payable to Continental Airlines, Inc.	17,389	126,060
Other Long-term Liabilities and Deferred Income Taxes	45,669	14,623
Stockholders' Equity (Deficit):		
Preferred stock	—	—
Common stock	544	542
Common stock held in treasury stock, at cost	(22)	—
Additional paid-in capital	162,418	159,841
Accumulated deficit	(147,900)	(170,670)
Unearned compensation on restricted stock	(996)	—
Total Stockholders' Equity (Deficit)	14,044	(10,287)
Total Liabilities and Stockholders' Equity (Deficit)	$ 542,786	$ 510,171

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	YEAR ENDED DECEMBER 31, 2004	2003	2002
Cash Flows from Operating Activities:			
Income before dividends	$ 122,771	$ 108,533	$ 84,784
Adjustments to reconcile net income to net cash provided by operating activities			
Deferred income taxes	14,411	43,344	48,385
Depreciation and amortization	23,537	20,421	29,787
Other, net	8,067	12,068	8,353
Changes in operating assets and liabilities, net	(15,181)	46,343	(9,161)
Net cash provided by operating activities	153,605	230,709	162,148
Cash Flows from Investing Activities:			
Capital expenditures	(37,536)	(49,122)	(55,080)
Purchase of flight equipment from Continental Airlines, Inc.	(1,368)	–	–
Proceeds from the sale of flight equipment to Continental Airlines, Inc.	–	1,653	24,144
Proceeds from disposition of equipment	383	131	1,788
Purchase of short-term investments	(5,000)	(13,650)	–
Net cash used in investing activities	(43,521)	(60,988)	(29,148)
Cash Flows from Financing Activities:			
Proceeds from debt financing	–	17,297	–
Gross proceeds from issuance of convertible debt	–	137,200	–
Repurchase of common stock	–	(133,770)	–
Payments on note payable to Continental Airlines, Inc.	(94,368)	(132,340)	(226,800)
Payments on long-term debt and capital lease obligations	(2,611)	(2,442)	(2,026)
Proceeds from issuance of common stock, net of IPO discounts and other expenses	842	(2)	145,383
Dividends paid on mandatorily redeemable preferred stock	–	(352)	(504)
Net cash used in financing activities	(96,137)	(114,409)	(83,947)
Net Increase in Cash and Cash Equivalents	13,947	55,312	49,053
Cash and Cash Equivalents – Beginning of Period	176,242	120,930	71,877
Cash and Cash Equivalents – End of Period	$ 190,189	$ 176,242	$ 120,930
Supplemental Cash Flow Information:			
Interest paid	$ 11,747	$ 7,541	$ 14,042
Income taxes paid, net (including amounts from our tax agreement with Continental Airlines, Inc.)	$ 65,353	$ 15,170	$ 4,875

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

We follow U.S. generally accepted accounting principles. Certain of the principles involve selections among alternatives and choices of methods, which are described in the notes to our audited consolidated financial statements included in our 10-K and Proxy Statement.

The accompanying condensed consolidated financial information and the condensed notes below are a summary of those contained in our audited financial statements included in our 10-K and Proxy Statement.

NOTE 2 – CAPACITY PURCHASE AGREEMENT WITH CONTINENTAL

General. Effective January 1, 2001, we entered into a capacity purchase agreement with Continental. The agreement is scheduled to expire on December 31, 2010. Under this agreement, we operate flights on behalf of Continental, which controls and is responsible for scheduling, pricing and managing seat inventories. Continental is entitled to all revenue associated with the operation of the aircraft and is responsible for all revenue-related expenses, including commissions, reservations, advertising, catering and passenger ticket processing expenses consisting primarily of fare and tariff filings and revenue accounting. Under the agreement, we are entitled to receive a payment for each scheduled block hour based on an agreed formula.

2001-2004 Compensation. A reconciliation payment was made by Continental to us, or by us to Continental, if the operating margin calculated, as described below (the "prevailing margin"), was not between 8.5% and 11.5% in any fiscal quarter. When the prevailing margin exceeded 11.5%, we paid Continental an amount sufficient to reduce the margin to 11.5%. If the prevailing margin was less than 8.5%, Continental would have paid us an amount sufficient to raise the margin to 8.5%. During the three years ended December 31, 2004, the quarterly prevailing margins were never below 8.5%. Certain items were excluded from the calculation of the prevailing margin, including:

- actual labor costs that differed from those reflected in our block hour rates;
- performance incentive payments, including payments from controllable cancellation performance (cancellations other than weather or air traffic control cancellations);
- litigation costs outside the normal course of business; and
- other costs that were not included in our block hour rates (or covered by any adjustments to them) and are not reasonable and customary in the industry.

During 2004 and 2003, our quarterly reconciliation payments to Continental totaled $61.0 million and $30.1 million, respectively. The following table describes how variations between our actual costs and our estimated costs, as determined in the block hour rates, were treated under the capacity purchase agreement through 2004.

Fully reconciled costs: reconciliation payment, including 10% margin, to the full extent our actual costs differed from estimated costs.

- Fuel and into-plane expenses(1)
- Aircraft rent
- Terminal facility rent
- On-time bonuses and 401(k) company match under current plans
- Taxes (other than income taxes)
- Passenger liability insurance
- Hull insurance
- War risk insurance
- Landing fees
- Ground handling services
- Administrative services provided by Continental
- Third-party security and screening expenses
- Substantially all regional jet engine expenses under current long-term third-party contracts
- Depreciation and amortization(2)
- Pilot training volumes
- Glycol, de-icing, snow removal
- Mexican and Canadian navigational fees
- Pilot soft time(3)

Costs within the margin band: if actual expenses in this category were sufficiently different from estimates used in the block hour rates so that our prevailing margin (calculated to exclude the impact of unreconciled costs, to the extent they differed from our estimated costs, and other items(4)) was less than 8.5% or greater than 11.5%, then a reconciliation payment was to be made by Continental or us to the other so that this prevailing margin would be 8.5% or 11.5%, as applicable.

- Maintenance, materials and repairs not included above
- Passenger services
- Other rental expenses
- Other operating expenses

Unreconciled costs: no reconciliation payment for actual results that differed from estimated costs.

- Wages and salaries
- Benefits not included above
- Corporate headquarter rent costs

(1) Fuel and fuel tax expenses were reconciled to the lower of the actual costs or the agreed-upon caps of 66.0 cents per gallon and 5.2 cents per gallon, respectively, based on our fuel purchase agreement with Continental. If the fuel agreement with Continental were not in place, our fuel cost, including related taxes, would have been $1.23, $0.93 and $0.77 per gallon for the years ending December 31, 2004, 2003 and 2002, respectively.

(2) Depreciation was reconciled for assets and capital projects accounted for in the capacity purchase agreement or those approved by Continental outside of the capacity purchase agreement.

(3) Pilot soft time reconciliation ended March 31, 2003.

(4) In addition to our unreconciled costs, the prevailing margins used to calculate our quarterly reconciliation payments did not take into account any performance incentive payments, including payments from controllable cancellation performance (cancellations other than weather or air traffic control cancellations), litigation costs outside the normal course of business and other costs that were not included in our block hour rates (or covered by adjustments to them) and were not reasonable and customary in the industry.

In 2004, the fully reconciled costs, costs within the margin band and unreconciled costs under our capacity purchase agreement represented approximately 63.9%, 12.0% and 24.1 % of total operating costs, respectively.

In addition, to the extent that our rate of controllable cancellations (such as those due to maintenance or crew shortages) was lower than our historical benchmarks, we were entitled to incentive payments; conversely, we would have had to pay Continental if our controllable cancellations were above historical benchmarks. Because these incentive benchmarks were based on historical five-year rolling averages of monthly controllable cancellations, lower controllable cancellations that result in higher incentive payments in the near term reduced our opportunity to earn incentive payments in the future. Also, because we used monthly rolling averages, our opportunity to earn these payments in any particular fiscal quarter was affected by monthly variations in historical controllable cancellation rates. We were also entitled to receive a small per-passenger fee and incentive payments for certain on-time departure and baggage handling performance.

2005 Rate Negotiation. As part of our 2005 rate negotiation, we agreed to cap our prevailing margin at 10.0%. We also now include labor costs within the margin band, although we will not be reimbursed if higher labor costs cause our prevailing margin to fall below our 8.5% margin floor. In addition, we are still entitled to receive incentive payments from Continental if our rate of controllable cancellations is lower than our historical benchmark; however, we will not be required to pay Continental a penalty for controllable completion factors below our historical benchmark unless the controllable completion factor falls below 99.5%.

We will negotiate with Continental to adjust the scheduled block hour rates annually as required under the capacity purchase agreement. If we cannot come to an agreement on the annual rates, we have agreed to submit our disagreement to arbitration.

Capacity and Fleet Matters. The capacity purchase agreement covers all of our existing fleet of 245 aircraft, as well as the 29 ERJ-145XR subject to firm orders at December 31, 2004. We currently lease or sublease all of our aircraft from Continental. Under the capacity purchase agreement, Continental is required to lease from Embraer or its designee all of our current firm order aircraft and sublease these aircraft to us. Neither we nor Continental have any obligation to take any such firm order Embraer aircraft that are not financed by a third party under the lease terms and agreed upon economics. However, Continental is not required to provide any financing for Embraer option aircraft or any other aircraft that we may acquire outside of our capacity purchase agreement.

The capacity purchase agreement also provides that Continental has the right to reduce the number of our regional jets covered by the agreement at any time, provided that we have received at least 12 months' notice. Under the agreement, Continental is entitled to withdraw capacity with respect to:

- any regional jets subject to firm orders that Embraer has not delivered to us before the effective date of the reduction in capacity; and
- up to 25%, over any rolling three-year period, of our regional jets that have been delivered.

If Continental removes regional jet aircraft from the terms of the agreement, we will have the option to:

- fly the released aircraft for another airline or under our own code, subject to our ability to obtain facilities, such as gates and slots, and subject to our exclusive arrangement with Continental at its hub airports; or
- decline to fly these aircraft and cancel the related leases or subleases with Continental. In that event, Continental will be responsible for all direct reasonable costs we incur in removing those aircraft from our fleet.

If we elect to fly the aircraft released from the capacity purchase agreement for another party or under our own code, the interest rate implicit in calculating the scheduled lease payments will increase by 200 basis points to compensate Continental for its continued participation in our lease financing arrangements.

In addition, upon a reduction in capacity, we will be entitled to meet and confer with Continental regarding the impact of the reduction on our cash flow and to negotiate, in good faith, a credit facility with Continental for up to $75 million in the aggregate for a term of up to two years and at an interest rate equal to the London inter-bank offered rate ("LIBOR") plus 200 basis points to help cover any potential cash needs as a result of the reduction in capacity. However, Continental has no obligation to provide this facility.

Continental has the right to require us to exercise any of our aircraft options to purchase up to 100 ERJ-145XR aircraft and to include these aircraft under our capacity purchase agreement. If Continental elects to do this, it may either lease or sublease the aircraft to us or substitute these aircraft for aircraft in our possession that have been removed from the terms of the capacity purchase agreement and that we sublease from Continental, in which case Continental would not be required to participate in the financing arrangement of the option aircraft. If Continental does not require us to exercise these options, we will retain the right to exercise them and could fly these aircraft for other airlines or under our own code, subject to some restrictions; however, we will have to finance our acquisition of these aircraft independently of Continental. Based on Continental's current public statements, we believe that they will not exercise these option aircraft. If that is the case, we have the opportunity to take delivery of all or a portion of the aircraft. We have not made a decision as to whether we would exercise these options.

So long as scheduled flights under the capacity purchase agreement with Continental represent at least 50% of all of our scheduled flights or at least 200 of our aircraft are covered by the capacity purchase agreement, we are required to allocate our crews, maintenance personnel, facilities and other resources on a priority basis to scheduled flights under the capacity purchase agreement above all of our other flights and aircraft.

Term of Agreement. The capacity purchase agreement is scheduled to expire on December 31, 2010. Continental has the option to extend the term of the agreement with 24 months' notice for up to four additional five-year terms through December 31, 2030.

Continental may terminate the agreement at any time after January 1, 2007 upon 12 months' notice, or at any time without notice for cause, which is defined as:

- bankruptcy of our company;
- suspension or revocation of our authority to operate as a scheduled airline;
- cessation of our operations as a scheduled airline, other than as a result of a union-authorized labor strike or any temporary cessation not to exceed 14 days;
- a union-authorized labor strike that continues for 90 days; or
- an intentional or willful material breach by our company that substantially deprives Continental of the benefits of the agreement, which is not cured within 90 days of notice of the breach.

Continental may also terminate the agreement at any time upon our material breach that does not constitute cause and continues for 90 days after we receive notice of the breach. If we materially breach the agreement (including for cause) and, for breaches other than cause, fail to cure the breach within 60 days after we receive notice of the breach, we will have to pay Continental an amount equal to the expected margin contained in the block hour rates for scheduled flights from the 60th day (or immediately, without receipt of any notice, if the breach is for cause) until the breach is cured. In addition, Continental may terminate the agreement immediately without notice or giving us an opportunity to cure if it makes a reasonable and good faith determination, using recognized standards of safety, that there is a material safety concern with our operation of any flight under the capacity purchase agreement.

If Continental materially breaches the agreement and fails to cure the breach within 60 days after we notify it of the breach, we will be entitled to obtain our payments directly from Airline Clearing House, Inc. from the 60th day for the duration of the default. In addition, Continental and we are each entitled to seek damages in arbitration and to all available equitable remedies.

Continental's Outlook. We are directly affected by the financial and operational stability of Continental because we depend on Continental's ability to make payments to us under our capacity purchase and other agreements. Continental has reported significant losses since September 11, 2001, excluding special items. For the year ended December 31, 2004, Continental reported a net loss of $363 million. For the year ended December 31, 2003, Continental reported net income of $38 million, but only after asset-related gains of $183 million from disposition of all or part of its interest in us, Orbitz and Hotwire and $111 million in security fee reimbursements from the U.S. government, along with $15 million in other gains and $62 million in special charges (all net of tax).

On February 28, 2005, Continental announced that it had reached tentative agreements with its pilots, flight attendants, mechanics and dispatchers which, if ratified, will provide it with approximately $500 million of annual cost savings on a run-rate basis when these agreements are implemented and when coupled with prior concessions by its non-union employees (in addition to its previously announced cost-saving initiatives of approximately $1.1 billion). This excludes the (i) non-cash cost of options to purchase approximately 10 million shares of Continental's common stock that it expects to issue to its employees in connection with the pay and benefit reductions and (ii) accruals for certain non-cash costs or charges relating to items contained in the tentative agreements. Continental also announced that its ability to achieve certain of the cost reductions will depend on the timely and effective implementation of new work rules, actual productivity improvement and implementation of technology and other items. The timing and full impact of these items are difficult to estimate, therefore actual cost savings may be materially different from its current estimate. Continental has also indicated that it expects to incur a substantial loss in 2005 even if these agreements are ratified.

Absent additional adverse factors due to external influences such as additional terrorist attacks, hostilities involving the United States or high fuel prices, Continental indicated that it believes its current liquidity to be sufficient to fund its current operations and other financial obligations through 2005 (if the tentative agreements are ratified and implemented). However, a combination of some or all of several events, most of which are outside of Continental's direct control, may result in its inability to maintain adequate liquidity through December 31, 2005. These events include the failure of its unions to ratify and implement the tentative agreements, further significant declines in yields, and fuel prices higher than current levels for an extended period of time.

In addition, Continental may find it necessary to downsize its operations and further reduce expenses and could reduce the level of its commitment or its utilization of our aircraft under the capacity purchase agreement, which could materially reduce our revenue and earnings. Furthermore, Continental leases from third parties a substantial portion of the aircraft and airport facilities that it subleases to us. If Continental declared bankruptcy or otherwise defaulted under these leases, we would have no right to these aircraft or facilities; our access to our aircraft and airport facilities would depend on negotiations between the lessors and us. For a detailed discussion of Continental's results of operations, please see its annual report on Form 10-K for the year ended December 31, 2004 filed with the SEC.

NOTE 3 — LONG-TERM DEBT

Long-term debt as of December 31 is summarized as follows (in millions):

	2004	2003
SECURED		
Loan agreement with EDC	$ 16.2	$ 17.0
UNSECURED		
Note payable to Continental Airlines, Inc.	98.8	193.2
4.25% senior convertible notes due 2023	137.2	137.2
Series A Preferred Stock	5.0	5.0
	257.2	352.4
Less: current maturities	82.3	68.0
Total long-term debt	$ 174.9	$ 284.4

Under the promissory note dated March 31, 2001, net amounts due Continental were converted into a long-term note payable of $552.3 million, which bore interest at a fixed rate of 4.9% through June 30, 2001. Effective July 1, 2001, the rate for subsequent quarters was set at the three-month LIBOR plus 1.25% per annum. In May and September 2003, EDC loaned us $17.3 million. The EDC loan is secured by certain of our flight simulators, flight data software and other equipment related to the simulators and accrues interest at the six-month LIBOR plus 1.75%. In August 2003, we issued $137.2 million of 4.25% senior convertible notes due 2023. The notes are convertible into our common stock at an initial conversion price of $18.20 per share, subject to certain conditions on conversion. The notes are redeemable for cash at our option on or after August 4, 2008 at par plus accrued and unpaid interest, if any.

Maturities of long-term debt due over the next five years and thereafter is as follows (in millions):

YEAR ENDED DECEMBER 31,	
2005	$ 82.3
2006	$ 18.3
2007	$ 1.7
2008	$ 140.7
2009	$ 3.5
Thereafter	$ 10.7

The table above assumes the senior convertible notes will be due on August 1, 2008, the earliest date the holders of the notes may require us to repurchase the notes.

Other than the debt obligations described above, we do not have any other sources of long-term borrowings or available lines of credit. Additionally, there is no covenant under any of our long-term debt agreements that restricts our ability to undertake additional debt or equity financing. If we default on our payment obligations under the note payable to or under our aircraft subleases with Continental, in addition to any other remedies it may have, Continental can elect to reduce its payments to us under the capacity purchase agreement by the amount of the defaulted payment. If Continental defaults on the payment obligations it has to us under our capacity purchase and other agreements, then in addition to any other remedies we may have, we can offset the amount of the defaulted payments against amounts we owe to Continental under the note. In addition, Continental or we can reduce any payments to the other party under the capacity purchase agreement in an amount corresponding to any defaulted payments by the other party under the foregoing obligations.

NOTE 4 – LEASES

We lease or sublease all 245 of our aircraft under long-term operating leases from Continental. Our sublease agreements with Continental have substantially the same terms as the lease agreements between Continental and the third-party lessors, and expire between 2013 and 2021. We lease or sublease, under various operating leases, ground equipment and substantially all of our ground facilities, including facilities at public airports from Continental or the municipalities or agencies owning and controlling such airports. Our leases do not include residual value guarantees.

At December 31, 2004, the scheduled future minimum lease payments under capital leases due to third-party lessors and the scheduled future minimum lease payments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows (in millions):

		OPERATING LEASES	
	Capital	Aircraft	Non-Aircraft
Year ending December 31, 2005	$ 1.0	$ 294.3	$ 10.5
2006	0.9	294.3	8.2
2007	0.8	294.3	7.7
2008	0.2	294.3	6.9
2009	—	294.3	6.5
Later years	—	2,675.5	51.1
Total minimum lease payments	2.9	$ 4,147.0	$ 90.9
Less: amount representing interest	0.3		
Present value of capital leases	2.6		
Less: current maturities of capital leases	0.8		
Long-term capital leases	$ 1.8		

Our total rental expense for all non-aircraft operating leases was approximately $33.4 million, $51.5 million and $56.6 million for the years ended December 31, 2004, 2003 and 2002, respectively. As a result of the 2003 amendment to our Master Facility and Ground Handling Agreement with Continental, we no longer pay Continental rent related to our hub stations.

Total rental expense was approximately $314.8 million, $300.6 million and $255.8 million for the years ended December 31, 2004, 2003 and 2002, respectively, which included $291.6 million, $279.5 million and $231.0 million of payments under leases with Continental under the capacity purchase agreement. If we default on our payment obligations under our aircraft and facility leases or subleases with Continental, Continental is entitled to reduce future payments to us under the capacity purchase agreement by the amount of the defaulted payment.

NOTE 5 – TAX AGREEMENT WITH CONTINENTAL

In conjunction with our initial public offering ("IPO") completed in April 2002, the tax basis of our tangible and intangible assets was adjusted to fair value. This adjustment to tax basis should result in additional tax deductions being available to us through 2017. In accordance with our tax agreement with Continental, to the extent we generate taxable income sufficient to realize the additional tax deductions, we are required to pay Continental a percentage of the amount of tax savings actually realized, excluding the effect of any loss carrybacks. We are required to pay Continental 100% of the first third of the anticipated tax benefit, 90% of the second third and 80% of the last third. However, if the tax benefits are not realized by the end of 2018, we will be obligated to pay Continental 100% of any benefit realized after that date. Since these payments are solely dependent on our ability to generate sufficient taxable income to realize these deferred tax assets, they are recorded as an obligation to Continental within the deferred tax asset accounts, and the portion we may retain in the future is offset by a valuation allowance. At the IPO, the valuation allowance and the obligation to Continental offset the step-up in basis of assets in our long-term deferred tax asset account. We made approximately $57.0 million and $16.6 million of net payments to Continental under the tax agreement during 2004 and 2003, respectively.

The tax agreement requires Continental to reimburse us for any net increase in our cash tax payments resulting from any decreased availability of net operating loss carryovers related to the basis increase at the time our payment occurs. The resulting receivable and/or payable is recorded within the deferred tax asset account since its performance is dependent on our ability to generate taxable income.

No valuation allowance was established on our net operating loss carryforwards, or on our receivable from Continental for reimbursing carryforward losses utilized resulting from the basis increase, because we believe our stand-alone taxable income will be sufficient to utilize substantially all of these assets within the next several years.

We believe that our IPO created a change in ownership limitation on the utilization of our federal tax attribute carryforwards, primarily net operating losses. Section 382 of the Internal Revenue Code limits our utilization of these attributes to offset up to approximately $43.3 million of post-change taxable income per year. This limitation did not have any impact on our financial condition during the years ending 2004 and 2003.

Our tax agreement increases our dependence on Continental's financial condition. If it is determined that any of the tax benefits related to the basis increase should not have been available at the time of utilization and, as a result, we are required to pay additional taxes, interest and penalties, then we could be adversely affected if Continental were to become insolvent, bankrupt or otherwise unable to pay us under its indemnification for these accounts.

NOTE 6 – STOCK PLANS AND AWARDS

We have two stock-based compensation plans: the ExpressJet Holdings, Inc. 2002 Stock Incentive Plan (the "Incentive Plan") and the ExpressJet Holdings, Inc. 2003 Employee Stock Purchase Plan (the "ESPP"). We account for these plans using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 – "Accounting for Stock Issued to Employees" and related interpretations. For a complete discussion of these plans, please see "Notes to Consolidated Financial Statements – Note 12" in our 10-K (Item 8. "Financial Statements and Supplementary Data") or Proxy Statement.

The following table illustrates the effect on net income and EPS assuming the compensation costs for our stock compensation were determined using the fair value method (in thousands, except for per share data):

	2004	2003	2002
Net Income:			
As reported	$ 122,771	$ 108,181	$ 84,280
Add: Total stock-based compensation expense included in reported net income, net of taxes	445	–	–
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards, net of taxes	(2,555)	(2,496)	(2,499)
Pro forma	$ 120,661	$ 105,685	$ 81,781
Pro forma Basic Earnings per Share	$ 2.23	$ 1.76	$ 1.34
Pro forma Diluted Earnings per Share	$ 2.01	$ 1.70	$ 1.34

The fair values were estimated at the date of grant using the Black-Scholes options pricing model. The pro forma effect on earnings per share is not representative of the pro forma effects in future years.

The table below summarizes stock option transactions pursuant to the Incentive Plan (share data in thousands):

	2004		2003		2002	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at Beginning of Year	1,276	$ 15.46	989	$ 15.96	–	$ –
Granted	156	$ 12.94	389	$ 11.67	1,049	$ 15.97
Exercised	–	$ –	–	$ –	–	$ –
Cancelled	(30)	$ 15.27	(102)	$ 15.47	(60)	$ 16.00
Outstanding at End of Year	1,402	$ 15.12	1,276	$ 15.46	989	$ 15.96
Options exercisable at end of year	582	$ 15.38	270	$ 15.73	20	$ 14.60

NOTE 7 – EMPLOYEE BENEFIT PLANS

Effective December 31, 2002, the ExpressJet Airlines, Inc. 401(k) Savings Plan was adopted. Substantially all our domestic employees are covered by this plan. Under the plan, we offer a service-based match and an additional retirement match up to five percent of pay per person (which vests over five years). Prior to December 31, 2002, we participated in Continental's defined contribution 401(k) savings plan, which had the same terms and conditions as our current service-based match. For the years ended December 31, 2004, 2003 and 2002, our total expense for the defined contribution plan was $14.5 million, $10.8 million and $9.7 million.

The ExpressJet Airlines, Inc. Profit Sharing Plan was adopted effective January 1, 2002. Under this plan, the annual award pool consists of 10% of our pre-tax earnings, subject to certain adjustments, and is distributed to all of our employees (excluding employees whose collective bargaining agreements provide otherwise and employees who participate in our management bonus program or any other bonus program designated by the Human Resources Committee of our Board) according to eligible base pay received during the current year. Profit sharing expense for the years ended December 31, 2004, 2003 and 2002 was $10.0 million, $8.3 million and $6.9 million.

We also provide medical bridge coverage for employees over the age of 60 to 65, with at least 10 years of service. As of December 31, 2004 and 2003, our benefit obligation was $1.8 million and $1.4 million, respectively. Total expense recognized related to this obligation for the years ended December 31, 2004 and 2003 was $0.7 million and $1.3 million.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Capacity Purchase Agreement. So long as Continental is our largest customer, if we enter into an agreement with another major airline to provide regional airline services on a capacity purchase or other similar economic basis for 10 or more aircraft on terms and conditions that are in the aggregate less favorable to us than the terms and conditions of the capacity purchase agreement, Continental will be entitled to amend our capacity purchase agreement to conform the terms and condition of the capacity purchase agreement to the terms and conditions of the agreement with the other major airline.

Purchase Commitments. As of December 31, 2004, we had firm commitments to acquire 29 regional jets from Embraer through 2006. The estimated aggregate cost of these firm commitments is approximately $0.6 billion. We will not have any obligation to take any of the aircraft under firm commitments if they are not financed by a third party and leased or subleased to either Continental or us. We also have options to purchase an additional 100 Embraer regional jets. During 2004, we extended the exercise period of these options from 2005-2008 to 2006-2009.

We have commitments of approximately $1.4 billion under our power-by-the-hour contracts and we are contractually obligated by our Rolls-Royce power-by-the-hour agreement to purchase two additional spare engines for approximately $6.0 million in connection with the firm order jet aircraft. We anticipate the delivery of these spare engines through December 2005. We currently have no financing in place for these spare engines and have no obligation to acquire them if the firm order aircraft are not delivered to us for any reason.

In 2004, one of our engines under operating lease with Continental was damaged beyond repair while the aircraft was on the ground. We paid Continental $1.9 million to purchase the engine and recorded the purchase in other operating expenses. As a result of this incident, we are obligated to obtain a replacement engine to satisfy the spare engine requirements under our maintenance agreement with Rolls-Royce.

General Guarantees and Indemnifications. Pursuant to the capacity purchase agreement, we indemnify Continental for certain of our actions and it indemnifies us for some of its actions. During 2004, we incurred $4.0 million in other operating expenses relating to a claim by Continental for costs incurred during the post-retirement storage of certain turboprop aircraft engines. We paid Continental $4.0 million as full and final satisfaction of this matter.

Additionally, we are a party to many contracts, in which it is common for us to agree to indemnify third parties for tort liabilities that arise out of or relate to the subject matter of the contract. In some cases, this indemnity extends to related liabilities arising from the negligence of the indemnified parties, but typically excludes liabilities caused by gross negligence or willful misconduct. We cannot estimate the potential amount of future payments under these indemnities until events arise that would trigger a liability under the indemnities. However, we expect to be covered by insurance for a material portion of these liabilities, subject to deductibles, policy terms and conditions.

Legal Proceedings. We are a defendant in various lawsuits and proceedings arising in the ordinary course of our business. While the outcome of these lawsuits and proceedings cannot be predicted with certainty and could have a material adverse effect on our financial position, results of operations or cash flows, we do not believe that the ultimate disposition of these proceedings will have a material adverse effect on our financial position, results of operations or cash flows.

NOTE 9 – RELATED PARTY TRANSACTIONS

The following is a summary of significant related party transactions that occurred during the three years ended December 31, 2004, other than those discussed elsewhere in this condensed financial report:

Continental controls the scheduling, ticket prices and seat inventories with respect to our operations. In connection with this activity, Continental performs all sales and ticketing functions for us on Continental ticket stock and receives cash directly from the sale of our tickets. Continental purchases or provides payment of certain items on our behalf, including fuel, certain payroll expenditures (including related benefits) and insurance, and charges us amounts as stipulated in the capacity purchase agreement. In general, transfers or sales of assets between us and Continental are recorded at net book value.

Continental also provides various services to us and charges us amounts at rates in accordance with the capacity purchase and other agreements. The services provided to us by Continental are as follows:

- Certain customer services such as ground handling. Charges related to these services were approximately $106.5 million, $90.1 million and $73.6 million for the years ended December 31, 2004, 2003 and 2002.
- Centralized services and infrastructure costs, such as technology, transaction processing, treasury and risk management. Charges related to these services were approximately $13.8 million, $14.4 million and $14.3 million for the years ended December 31, 2004, 2003 and 2002.

During 2004, we amended our administrative support and information services provisioning agreement with Continental, which primarily extended the agreement for the term of the capacity purchase agreement. In addition, we amended the capacity purchase agreement to incorporate the amendment to our power-by-the-hour agreement with Rolls-Royce, signed in September 2004.

Effective November 1, 2003, we amended our Master Facility and Ground Handling Agreement with Continental to clarify how Continental allocates rent expenses to us at the airport locations where we operate. Under this amendment, all terminal facility rents at the hub airports are now borne by Continental and we pay for incremental rent at other Continental-managed locations unless Continental does not operate any aircraft there. In these situations, we are responsible for the rent expense. At locations we manage, rent is allocated between Continental and us based on the number of respective passengers.

The net advances from Continental related to intercompany activities described above included accrued interest at 6% per annum through March 31, 2001, when they were converted to a long-term note. The weighted average interest rate for the year ended December 31, 2004, 2003 and 2002 was 2.6%, 2.5% and 3.1% per annum, respectively. The statements of operations include total interest charges to Continental of $4.3 million, $6.7 million and $13.7 million for the years ended December 31, 2004, 2003 and 2002, respectively.

During 2003, we finalized our 2002 income tax returns reflecting the tax impact of our spin-off from Continental. Upon reconciling the tax impact of the spin-off in our deferred tax accounts, a deferred tax asset of approximately $6.7 million remained. At the end of 2003, this asset was included in our deferred tax accounts. In 2004, based on Continental's agreement with our reconciliation and the conclusion that this asset was related to our spin-off from Continental, the item was reclassified as a receivable from Continental. In December 2004, we reached an agreement with Continental under which it agreed to pay half of this balance. As a result, we recorded a $3.4 million charge in other operating expenses. Continental paid us the remaining balance as full and final satisfaction of this matter in January 2005.

REPORT OF MANAGEMENT

ExpressJet Holdings, Inc. (the "Company") is responsible for the preparation and integrity of the financial information presented in this Annual Report. The accompanying condensed consolidated financial statements have been derived from the full consolidated financial statements included in our 10-K and Proxy Statement. The full consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and reflect certain judgments and estimates of management.

The Company maintains a system of internal controls to provide reasonable assurance that its financial records can be relied upon in the preparation of financial statements and that its assets are safeguarded against loss or unauthorized use. The Company's internal audit program monitors the effectiveness of the internal controls and recommends possible improvements to management and the Board of Directors. Ernst & Young LLP ("Ernst & Young"), independent registered public accounting firm, are engaged to audit the Company's financial statements. Ernst & Young obtains an understanding of the internal control structure and conducts the tests and other auditing procedures they consider necessary to render an opinion on the financial statements being audited. The Audit Committee of the Board of Directors, composed entirely of directors not employed by the Company and who meet the independence criteria required by the New York Stock Exchange, provides oversight of the financial reporting process through regular meetings with management, the Company's internal auditors and Ernst & Young.

There are inherent limitations in the effectiveness of any internal control system, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of an internal control system can change with circumstances.

JAMES B. REAM
President, Chief Executive Officer and Director

FREDERICK S. CROMER
Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

THE BOARD OF DIRECTORS AND STOCKHOLDERS OF EXPRESSJET HOLDINGS, INC.

We have audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ExpressJet Holdings, Inc. at December 31, 2004 and 2003 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2004 (not presented separately herein) and in our report dated March 11, 2005, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements (presented on pages 20 through 34) is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of ExpressJet Holdings, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

March 11, 2005
Houston, Texas

Board of Directors

Chairman of the Board
THOMAS E. SCHICK
Retired Executive Vice President of Boeing Commercial Airplanes Group

GEORGE R. BRAVANTE, JR.
Founder and General Partner of Bravante-Curci Investors, LP

JANET M. CLARKE
President and Founder of Littlefield Clarke LLC

KIM A. FADEL
Chief Counsel – Small Business Services for BellSouth Corporation

C.D. MCLEAN
Retired Executive Vice President and Chief Operating Officer of Continental Airlines, Inc.

JAMES B. REAM
President and Chief Executive Officer of ExpressJet Holdings, Inc. and ExpressJet Airlines, Inc.

RICHARD REITZ
Co-founder and partner of InsideOut-Culture to Customer

L.E. SIMMONS
President and Founder of SCF Partners

RICHARD F. WALLMAN
Retired Senior Vice President and Chief Financial Officer of Honeywell International Inc.

Officers

JAMES B. REAM
President and Chief Executive Officer

FREDERICK S. CROMER
Vice President and Chief Financial Officer

JERRY E. LOSNESS
Vice President and Chief Operating Officer

SCOTT R. PETERSON
Vice President, General Counsel and Secretary

CHARLES R. COBLE
Vice President – Field Services

FRED H. JUNEK, JR.
Vice President – Safety and Regulatory Compliance

KAREN P. MILES
Vice President – Human Resources and Administration

JAMES E. NIDES
Vice President – Flight Operations and Maintenance

DALE P. DARCY
Staff Vice President - Maintenance

PHUNG NGO-BURNS
Staff Vice President - Finance and Controller

JAY PEREZ
Staff Vice President - Material Services

JON C. WEAVER
Staff Vice President – System Operations

INDEPENDENT AUDITORS
Ernst & Young LLP
5 Houston Center
1401 McKinney, Suite 1200
Houston, TX 77010

TRANSFER AGENT
Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield, NJ 07660-2108

You can view our annual report on Form 10-K – or fill out our online request to get copies by mail, free of charge – by visiting Investor Relations at www.expressjet.com

Or send your request to:

Investor Relations
1600 Smith Street, HQSCE
Houston, TX 77002

On May 5, 2004, our Chief Executive Officer provided his annual certification to the New York Stock Exchange ("NYSE") that he was not aware of any violation by the company of the NYSE's corporate governance listing standards. In addition, our Chief Executive Officer and our Chief Financial Officer have made the certifications required under Section 302 of the Sarbanes-Oxley Act, which were filed as exhibits to reports filed with the Securities and Exchange Commission.

XJT
LISTED
NYSE

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